                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                           -------------------------

                                   FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE PLAN YEAR ENDED DECEMBER 31, 1999 (NO FEE REQUIRED)


[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934


                       Commission File Number -- 0-20490

                           -------------------------

A. Full title of the plan and address of the plan, if different from that of the issuer name below:

       The Carbide/Graphite Group, Inc. Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

       The Carbide/Graphite Group, Inc.
       One Gateway Center, 19th Floor
       Pittsburgh, PA 15222

     THE CARBIDE/GRAPHITE GROUP
     SAVINGS INVESTMENT PLAN
     FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     DECEMBER 31, 1999 AND 1998 AND
     YEAR ENDED DECEMBER 31, 1999

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


                                                                       PAGE

Report of Independent Accountants                                        1


Financial Statements:

   Statement of Net Assets Available for Benefits -
     December 31, 1999 and 1998                                          2

   Statement of Changes in Net Assets Available for Benefits -
     Year Ended December 31, 1999                                        3

   Notes to Financial Statements                                        4-7


Supplemental Schedule:

   Schedule of Assets Held for Investment Purposes -
     December 31, 1999                                                   8

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Carbide/Graphite Group Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Carbide/Graphite Group Savings Investment Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania

June 8, 2000

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


                                              1999               1998
                                              ----               ----
Investments, at fair value (Note 3)       $ 55,742,608       $ 50,642,977
                                          ------------       ------------

Net assets available for benefits         $ 55,742,608       $ 50,642,977
                                          ============       ============





   The accompanying notes are an integral part of these financial statements.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


Additions:
  Interest income                                                  $    187,618
  Dividend income                                                       957,838
  Net appreciation in fair value of investments                       6,541,590
  Employee contributions                                              1,990,272
  Employer contributions                                              1,482,236
                                                                   ------------

      Total additions                                                11,159,554

Deductions:
  Withdrawals                                                        (5,948,089)
                                                                   ------------
      Total deductions                                               (5,948,089)

Borrowings for loans, net of repayments                                (111,834)
                                                                   ------------
Net change in net assets available for benefits                       5,099,631

Net assets available for benefits, beginning of plan year            50,642,977
                                                                   ------------

Net assets available for benefits, end of plan year                $ 55,742,608
                                                                   ============




    The accompanying notes are an integral part of the financial statements.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999
-------------------------------------------------------------------------------



1.    DESCRIPTION OF PLAN AND BENEFITS

      The Carbide/Graphite Group Savings Investment Plan (the Plan), established on August 1, 1988, is a defined contribution plan covering eligible salaried employees of The Carbide/Graphite Group, Inc. (the Company). The Plan is administered by the Pension Committee, which consists of three members who are appointed by the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      Generally, the Plan provides that employees may make regular contributions of 2% to 16% of their salaries on a before-tax, after-tax or combined basis, subject to limitations specified in the Internal Revenue Code. Employees are eligible to participate after three months of employment.

      Employees direct that their contributions be invested in the funds offered by the Plan. Contributions may be invested entirely in one fund or allocated between the funds, subject to allocation limitations set forth in the plan document. Changes in allocation of future contributions and transfers of presently invested contributions between funds are permitted pursuant to the plan document. Such changes and transfers are executed by plan participants through on-line recordkeeping functions provided by Dreyfus Retirement Services.

      The Company contributes to the Plan at the rate of 50% of the employees' contributions, up to 6% of the employees' salary. Company profit-sharing contributions made on behalf of each participant who is an employee during the fiscal year shall be based on the individual's pay rate as of July 31 of such fiscal year. Additional employer contributions may be made at the discretion of the Board of Directors based on the Company's current year financial performance. In no event, however, shall such contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

      Income on employee contributions and employer contributions is allocated to participants' employee and employer accounts based on the relationship of each participant's account to the total of all participants' accounts. Participants are fully vested in the value of their contributions and related investment income at all times. They become fully vested in their allocated share of employer contributions and related investment income after four years of service. Employer contributions forfeited by participants is not vested at their termination date will be used to reduce future Company contributions.

      Withdrawals from the Plan are permitted under the various options as more fully described in the plan document.

      Reference should be made to the plan document for additional information concerning contributions, eligibility, allocation of income, withdrawal, vesting and other important features of the Plan. Although there is not a present intent to do so, the Company has reserved the right to terminate or partially terminate the Plan and, upon termination, all participants will become fully vested in any funds which have been allocated to them.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999
-------------------------------------------------------------------------------


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

      USE OF ESTIMATES
      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles require the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      The Plan provides for various investment options in any combination of mutual funds. These investments are exposed to various risks, such as interest rate, market and credit risk. It is at least reasonably possible that changes in risks, in the near term would materially affect participant account balances and the amounts reported in the statement of net assets available for benefits during the reporting period.

      INVESTMENT VALUATION
      Investments in the Certus Stable Value Fund are stated at $1.00. The Dreyfus Trust Company seeks to stabilize the value of units in the fund at $1.00.

      Investments in the Carbide/Graphite Group Common Stock Fund, Dreyfus Appreciation Fund, Dreyfus Premier Balanced Fund, Dreyfus S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Emerging Leaders Fund, MAS Mid-Cap Growth Portfolio, MAS Mid-Cap Value Portfolio, PIMCO Total Return Fund and Templeton Foreign Fund are valued based on the market values of the underlying investments in these funds.

      Participant loans included in the Loan Fund are stated at net realizable value (total borrowings less repaid principal).

      Accrued interest and dividends due each fund are reflected as a component of investments in the statement of net assets available for benefits as of December 31, 1999 and 1998.

      The gain or loss on the sale of investments is based on the actual cost of the particular securities.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of investments, which consists of realized gains and losses from sales of investments, and, in accordance with the policy of stating investments at fair value, the unrealized appreciation on the fair value of its investments.

      In the normal course of business, the Plan enters into financial instrument transactions. Market risk arises from the possibility that market changes, including interest rate movements, may make financial instruments less valuable. Credit risk results form the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The Plan has

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999
-------------------------------------------------------------------------------



      control procedures regarding the transactions with specific counterparties, the manner in which transactions are settled and the ongoing assessment of counterpart creditworthiness. The Plan's exposure to accounting loss in the event of non-performance of the other party to the financial instrument is represented by the amounts recorded on the statement of net assets available for benefits.

      ADMINISTRATIVE EXPENSES
      Administrative expenses of the Plan, including legal, and audit fees, are paid by the Company and, as such, are not expenses of the Plan.


3.    INVESTMENTS

      The following is a brief description of the types of investments held by the Plan as of December 31, 1999:

      Carbide/Graphite Group Common      Invests in Carbide/Graphite Group, Inc.
      Stock Fund                         common stock.

      Certus Stable Value Fund           Invests in investment contracts and
                                         money market instruments.

      Dreyfus Appreciation Fund          Invests primarily in common stock of
                                         U.S. and foreign companies focusing on
                                         companies with total market values of
                                         more than $5 billion.

      Dreyfus Premier Balanced Fund      Invests 60% in Standard & Poor's 500
                                         Composite Stock Price Index (S&P 500)
                                         and 40% in Lehman Brothers Intermediate
                                         Bond index.

      Dreyfus S&P 500 Stock Index Fund   Invests primarily in the stocks of
                                         companies that compose the S&P 500.

      Dreyfus Disciplined Stock Fund     Invests in a blended portfolio of
                                         growth and value stocks.

      Dreyfus Emerging Leaders Fund      Invests primarily in small companies
                                         with total market values of less than
                                         $1 billion.

      MAS Mid-Cap Growth Portfolio       Invests primarily in mid-cap companies
                                         focusing on growth securities.

      MAS Mid-Cap Value Portfolio        Invests primarily in mid-cap companies
                                         focusing on value securities.

      PIMCO Total Return Fund            Invests primarily in intermediate
                                         maturity fixed income securities.

      Templeton Foreign Fund             Invests primarily in stocks of
                                         companies located outside of the
                                         U.S., including emerging markets.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999
-------------------------------------------------------------------------------


      Investments greater than 5% of the net assets available for benefits as of the end of the plan year are as follows:


      MAS Mid-Cap Growth Portfolio Advisor                  $12,807,729
      Certus Stable Value Fund                               10,470,729
      Dreyfus Disciplined Stock Fund                          9,875,499
      Dreyfus Appreciation Fund                               8,085,252
      Templeton Foreign Fund                                  3,083,789
      Carbide/Graphite Group Common Stock Fund                2,954,952
      Dreyfus Premium Balanced Fund                           2,852,268



4.    PARTICIPANT LOANS

      Loans are available to all participants subject to provisions set forth in the plan document. The loans bear interest at the prime rate in effect at the time of the borrowing plus 1% and remain fixed for the term of the loan. Loan terms and repayment policies are designed to be in compliance with the requirements of Section 401(k) of the Internal Revenue Code.

      For the year ended December 31, 1999, new participant loans were made in the amount of $885,348 and principal payments were made in the amount of $773,514.


5.    TAX STATUS

      The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Plan is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
------------------------------------------------------------------------------


                                                                                             Market
         Issuer                                Description                                   Value
Carbide/Graphite Group, Inc.       Common Stock, 454,608 shares                          $  2,954,952

Participant Loans                  Loan Fund, interest rates are prime plus 1%              2,060,953

Dreyfus                            Certus Stable Value Fund                                10,470,220

Dreyfus                            Appreciation Fund, 176,804 shares                        8,085,252

Dreyfus                            Premier Balanced Fund, 184,136 shares                    2,852,268

Dreyfus                            S&P 500 Stock Index, 13,488 shares                         413,662

Dreyfus                            Disciplined Stock Fund, 230,952 shares                   9,875,498

Dreyfus                            Emerging Leaders Fund, 21,880 shares                       803,666

MAS                                Mid-Cap Portfolio Advisor, 24,045 shares                   528,037

MAS                                Mid-Cap Growth Portfolio Advisor, 413,153 shares        12,807,729

PIMCO                              Total Return Fund, 182,483 shares                        1,806,582

Templeton                          Templeton Foreign Fund, 274,847 shares                   3,083,789
                                                                                         ------------

                                                                                         $ 55,742,608
                                                                                         ============

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 28, 2000.

                                       THE CARBIDE/GRAPHITE GROUP, INC.
                                           SAVINGS INVESTMENT PLAN

                                       By:  /s/ WALTER E. DAMIAN
                                          --------------------------------
                                            Walter E. Damian
                                            Plan Administrator